Exhibit 99.1

PRESS RELEASE

MeaTech has Developed a Unique Multi-Nozzle 3D Bioprinting
System for Highly Precise Industrial Scale Production of Cultured
Meat Products

This innovative 3D bioprinting technology will be offered to third parties by a wholly owned private MeaTech subsidiary as an additional revenue stream and to accelerate commercialization

Rehovot, Israel, April 28, 2022 – MeaTech 3D Ltd. (Nasdaq: MITC), an international deep-tech food company and the leader in the field of 3D bioprinting cultured meat, today announced a unique multiple-nozzle modular printing head developed in house. The new technology can produce complex meat products with pinpoint precision at an industrial rate of production without impacting cell viability. It is a breakthrough toward the mass production of cultured meat using cells and bio-materials.

3D bioprinter at MeaTech headquarters in Rehovot, Israel

MeaTech’s new modular bioprinting design allows flexibility with up to hundreds of nozzles and multiple bio inks with low- and high-viscosity. MeaTech’s software gives manufacturers complete digital control to produce a wide variety of cultured meat products based on any desired complex 3D models.

MeaTech’s private subsidiary, based in the Rehovot Science Park, the epicenter of Israel’s food-tech industry, is focused exclusively on developing and commercializing MeaTech’s 3D-printing capabilities in-house and to third parties in the food tech sector. This will allow MeaTech to expand and accelerate the company’s path toward market entry and address a lack of broader technology infrastructure in the cultured meat industry for customized mass production.

Arik Kaufman, CEO of MeaTech: "We are excited to capitalize on this technological achievement which we believe, through our private subsidiary, will speed up MeaTech’s entry into the market as the leading supplier of advanced cultured meat bioprinting technology and services to third-party food-sector players.”

About MeaTech

MeaTech is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “MITC”. MeaTech maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to California, USA. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech aims to provide an alternative to industrialized animal farming that dramatically reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. With a modular factory design, MeaTech aims to offer a sustainable solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts.

For more information, please visit: https://meatech3d.com

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040